FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   May, 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                                       (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F.  X       Form 40-F.
                                 ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the is  submitting  the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No X
                                   ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

       New valuations of CEPS, ZCE and STE confirmed original assessments

The new valuation of the transmission system operator CEPS is higher than the original one, which means that the state will pay to CEZ more than previously contemplated for the shares in CEPS. It was OSINEK which secured the inclusion of a revaluation in the contractual terms and conditions since it opined that the original price was overestimated.
A new expert nominated by OSINEK - DARA, a. s. expert office - valued the 66 % share in CEPS being assigned to the state (51% to OSINEK, a company wholly owned by the state, and 15 % to the Ministry of Labor and Social Affairs) as amounting to CZK 15.224 billion, which represents a 1.2 % higher price than that set out in the original valuation (CZK 15.039 billion).

CEZ received the new valuation on May 30, 2003.

Further expert opinions valuing the shares contained in the mandatory tender offer for shares in the distribution companies Zapadoceska energetika, a. s.
(ZCE) and Stredoceska energeticka, a. s. (STE), were also drawn up. In the case of ZCE the new expert price amounts to CZK 6012.35 per share, which is CZK 169 lower (2.7 %) per share as compared to the original valuation. In the case of STE, the new expert price amounts to CZK 2033 per share, which, by contrast, is CZK 53 higher per share (2.7 %) than the original valuation.

In respect of STE, the new expert valuation is equal to the price offered by CEZ to the minority shareholders of such companies in the mandatory tender offer. In the case of ZCE the price will amount to CZK 6 179.30 per share, as the higher weighted average of prices for the previous six months notified by the Czech Securities Center has been taken into account. The fairness of the new prices has been assessed by the Czech Securities Commission and the said prices will be offered.

The existing expert opinions are virtually identical to the opinions drawn up by an expert appointed by the court. Thus, it has been proven that all persons challenging the original valuations, whether they were international companies operating in the Czech Republic or certain persons from the domestic scene, were mistaken, or their intent was a completely different one.

Mandatory tender offers to be made public form exhibits to this report.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

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                                              (Registrant)
Date: June 2, 2003



                                       By:   /s/ Libuse Latalova
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                                                Libuse Latalova
                                          Head of Finance Administration